UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs EPC Agreement with Guodian Longyuan Zhangye New Energy Limited

We, LDK Solar Co., Ltd., have signed an engineering, procurement and construction (EPC) agreement with Guodian Longyuan Zhangye New Energy Limited for a project located in Zhangye City, Gansu Province, China. The first phase of the project commenced this month, and its completion is expected to occur by December 31, 2011.

Our press release issued on October 18, 2011 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: October 18, 2011

EXHIBIT 99.1

LDK Solar Signs EPC Agreement with Guodian Longyuan Zhangye New Energy Limited

XINYU CITY, China and SUNNYVALE, Calif., Oct 18, 2011 – LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that the Company has signed an engineering, procurement and construction (EPC) agreement with Guodian Longyuan Zhangye New Energy Limited for a project located in Zhangye City in the Gansu province of China. The first phase of the project commenced this month, and completion is expected by December 31, 2011.

“We are very pleased to work with Guodian Longyuan Zhangye New Energy Limited, an outstanding developer of electricity and new energy. This agreement demonstrates that an increasing number of major customers in China are relying on LDK Solar’s quality products and services,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.

About Guodian Longyuan Zhangye New Energy Limited

Guodian Longyuan Zhangye New Energy Limited is an affiliate of China Longyuan Power Group Co., Ltd. China Longyuan Power Group Co., Ltd. was founded in 1993 and is one of the pioneers focused on the exploration of new energy resources in China. The Company is primarily engaged in the design, development, construction, management and operation of wind farms. In addition to the wind power business, the Company also operates other power projects such as thermal power, solar power, tidal, biomass and geothermal energy. For more information, please visit www.clypg.com.cn/en.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen	Jack Lai
The Blueshirt Group for LDK Solar	Executive VP and CFO
lisa@blueshirtgroup.com	LDK Solar Co., Ltd.
+1-415-217-4967	IR@ldksolar.com
+1-408-245-8801

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